Microsoft Corporation   Tel 425 882 8080
One Microsoft Way   Fax 425 936 7329
Redmond, WA 98052-6399   http://www.microsoft.com/

Microsoft®

August 31, 2006

Mr. Christopher White
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

Dear Mr. White:

Pursuant to our phone conversation earlier this month, attached is additional background on Microsoft's revenue. As noted in the attachment, revenue from service offerings is less than 10 percent of total revenue and is combined with Microsoft's product revenue on the face of our income statement in accordance with Rule 5-03(b) of Regulation S-X.

If you have any further questions, please call either me at (425) 704-8002 or Bob Laux at (425) 703-6094.

Sincerely,

/s/
Frank H. Brod
Corporate Vice President, Finance and Administration
 and Chief Accounting Officer

MS 001

Microsoft's Revenue

Microsoft generates revenue by licensing software; providing consulting and product support services and training and certifying system integrators and developers; selling Xbox video game consoles and games and PC peripherals; providing online communication and information services; and selling display and search advertising.

Licensing Software

Microsoft software revenue is derived from the licensing of software in three primary manners: retail packaged product licensing; Original Equipment Manufacturers (OEMs) licensing; and volume licensing arrangements.

Licenses for Current Products (L)

Revenue for retail packaged products, products licensed to OEMs, and perpetual licenses for current products under our volume licensing programs includes unearned revenue due to undelivered elements such as free post-delivery telephone support and the right to receive unspecified upgrades/enhancements of Microsoft Internet Explorer on a when-and-if-available basis. The amount of revenue from licensing current products, excluding revenue recorded as unearned, was $[***] billion in fiscal year 2005. Microsoft considers this to be product revenue.

The amount of revenue allocated to undelivered elements is based on the vendor-specific objective evidence (VSOE) of fair value for those elements, established through separate sales, using the residual method. Free post-delivery telephone support is deemed to be postcontract customer support (PCS) in accordance with paragraph 61 of SOP 97-2. Microsoft considers the revenue for free post-delivery telephone support to be service revenue since it involves an individual performing an activity for a customer. The amount of revenue recognized in fiscal year 2005 for free post-delivery telephone support was $[***] million.

The right to receive unspecified upgrades/enhancements of Microsoft Internet Explorer on a when-and-if-available basis is also deemed to be PCS under paragraph 56 of SOP 97-2. Microsoft considers this revenue to be product revenue since these unspecified upgrades/enhancements are deemed improvements to software products. SOP 97-2 defines upgrade/enhancement as follows:

> **Upgrade/Enhancement.** An improvement to an existing product that is intended to extend the life or improve significantly the marketability of the original product through added functionality, enhanced performance, or both. The terms upgrade and enhancement are used interchangeably to describe **improvements to software products**; however, in different segments of the software industry, those terms may connote different levels of packaging or improvements. This definition does not include platform-transfer rights. [Emphasis added.]

MS 002

The amount of revenue recognized in fiscal year 2005 for unspecified upgrades/
enhancements of Microsoft Internet Explorer on a when-and-if-available basis was
$[***] billion.

Microsoft does not believe all PCS, as defined by SOP 97-2, should be considered service
revenue and we note that the definition of PCS indicates that it is comprised of more than
just service related items. SOP 97-2 defines PCS, in part, as follows:

> **Postcontract customer support (PCS).** The right to receive **services** (other than
> those separately accounted for as described in paragraphs .65 and .66 of this
> Statement of Position) **or** unspecified product upgrades/enhancements, or both,
> offered to users or resellers, after the software license period begins, or after
> another time as provided for by the PCS arrangement. Unspecified
> upgrades/enhancements are PCS only if they are offered on a when-and-if-
> available basis . . . The right to receive **services and** unspecified
> upgrades/enhancements provided under PCS is generally described by the PCS
> arrangement. Typical arrangements include **services**, such as telephone support
> and correction of errors (bug fixing or debugging), **and** unspecified product
> upgrades/enhancements developed by the vendor during the period in which the
> PCS is provided. PCS arrangements include patterns of providing **services or**
> unspecified upgrades/enhancements to users or resellers, although the
> arrangements may not be evidenced by a written contract signed by the vendor
> and the customer. [Emphasis added.]

Software Assurance (SA) and License and Software Assurance (L&SA)

Software Assurance conveys rights to future versions of certain software product over a
contract period and also provides support, tools, and training to help customers deploy
and use software efficiently. To obtain SA only, a customer must have licenses for
current product. If a customer does not have licenses for current product and desires
Software Assurance, they must obtain software licenses along with Software Assurance
(L&SA). Since SA and L&SA include rights to receive future versions of software
product on a when-and-if-available basis, these arrangements are accounted for as
subscriptions in accordance with paragraphs 48 and 49 of SOP 97-2.

While paragraph 49 of SOP 97-2 indicates that "no allocation of revenue should be made
among any of the _software products_", Microsoft believes this applies to the entire
software arrangement as indicated in paragraph 120 of SOP 97-2, which states, in part:

> Paragraphs .48 and .49 of this SOP discuss accounting for **software
> arrangements** in which vendors agree to deliver unspecified additional software
> products in the future. AcSEC concluded that such **arrangements** should be
> accounted for as subscriptions, and that the fee from the **arrangement** should be
> recognized ratably as revenue over the term of the **arrangement**. [Emphasis
> added.]

In accordance with this guidance, Microsoft does not allocate revenue to the elements of these arrangements for either external or internal reporting purposes. Since the major benefit from Software Assurance is the rights to future versions of certain software product over a contract period, Microsoft considers SA and L&SA revenue to be product revenue. The amount of revenue recognized in fiscal year 2005 for SA and L&SA was $[***] billion. Additionally, given that the components of SA vary by licensing arrangement and that we don't have VSOE for certain components of SA, bifurcating SA and L&SA revenue between product revenue and service revenue would be difficult and either arbitrary or subjective.

Consulting and Product Support/Training and Certifying

We offer a broad range of consulting services and provide product support services. Training and certification is provided to developers and information technology professionals in connection with our Server and PC platform products. Microsoft considers revenue from consulting, product support, training and certifying to be service revenue. The amount of revenue recognized in fiscal year 2005 for consulting, product support, training and certifying was $[***] billion.

Xbox Video Game Consoles and Games and PC Peripherals

Microsoft considers revenue from Xbox video game consoles and games and PC peripherals, such as keyboards and mice, to be product revenue. The amount of revenue recognized in fiscal year 2005 for Xbox video game consoles and games and PC peripherals was $[***] billion.

Online Communication and Information Services

Revenue from online communication and information services includes Internet-based Web Services such as MSN Internet Access, MSN Internet Software Subscriptions, Xbox Live, Microsoft Live Meeting, Microsoft Developer Network, and other online offerings. Microsoft considers online communication and information services to be service revenue since they provide access to software where customers do not take possession of the software, in accordance with the guidance in EITF Issue No. 00-3, "Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware". The amount of revenue recognized in fiscal year 2005 for online communications and information services was $[***] billion.

Advertising

Advertising revenue is generated from an advertiser purchasing placement on a web page or within search results. As elaborated upon in our July 11, 2006 letter to the SEC staff, Microsoft does not believe advertising revenue is service revenue. The amount of advertising revenue recognized in fiscal year 2005 was $[***] billion.

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Summary

The following table summarizes Microsoft's fiscal year 2005 revenue:

(in millions)

Description	Amount	Service Offering
Licensing Software:		
Licenses for Current Products:		
License only	$[***]	No
Free post-delivery telephone support	[***]	Yes
Upgrades/Enhancements of Internet Explorer	[***]	No
SA and L&SA	[***]	No
Consulting, Product Support, Training, and Certifying	[***]	Yes
Xbox Consoles and Games and PC Peripherals	[***]	No
Online Communication and Information Services	[***]	Yes
Advertising	[***]	No
Total Revenue	$39,788	

Revenue from service offerings [1]	$3,146
Percent of revenue derived from service offerings	7.9%

[1] Amount differs from that in our May 24, 2006 letter to the SEC staff primarily due to the inclusion of Microsoft Developer Network and free post-delivery telephone support in service revenue.

Microsoft believes it provides investors transparency on how it generates revenue in its segment disclosures and Management's Discussion and Analysis. This provides the user of our financial statements with insight into the derivation of Microsoft revenue by specific business offerings. For instance, within our MSN segment, we provide information on revenue increases and decreases from subscription and transaction services, internet access revenue, and advertising revenue.

MS 005